EXHIBIT 21.1

SUBSIDIARIES OF ARIAD PHARMACEUTICALS, INC.

Subsidiary	Jurisdiction of Organization	% Owned
ARIAD Corporation	Delaware	100%
ARIAD Gene Therapeutics, Inc.	Delaware	80%
ARIAD Pharma, S.A.	Greece	99% *
ARIAD Pharma, Ltd.	United Kingdom	100%

* The remaining 1% of ARIAD Pharma, S.A is owned by ARIAD Corporation.